07004646

SECU[illegible] [illegible]SION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH. D.C.
213

PB 3/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Covington Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Central Street
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Dunn (617) 314-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AS 3/19

OATH OR AFFIRMATION

I, Christopher H. Covington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Covington Associates LLC as of December 31, 2006 and 2005, and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Covington Associates LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 28, 2007

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

www.pmn.com

COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31 2006	December 31 2005
ASSETS		
Cash and cash equivalents	$ 49,153	$ 53,058
Accounts receivable	172,834	318,294
Other assets	41,718	44,427
Office furniture and equipment, net of accumulated depreciation of $29,076 in 2006 and $19,401 in 2005	44,494	34,588
	$ 308,199	$ 450,367
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 30,337	$ 20,524
Accrued expenses	9,000	10,325
	39,337	30,849
Members' equity	268,862	419,518
	$ 308,199	$ 450,367

See notes to financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

	Year Ended December 31	
	2006	2005
REVENUE:		
Placement fees	$ 9,019,245	$ 4,412,705
Consulting income	1,050,937	1,503,740
Other income	105,344	149,504
	10,175,526	6,065,949
EXPENSES:		
Salaries, wages and payroll taxes	2,254,496	2,002,641
Occupancy costs	154,779	137,747
General and administrative expenses	682,888	439,044
Other operating expenses	374,019	372,578
Bad debt expense	-	120,000
	3,466,182	3,072,010
NET INCOME	$ 6,709,344	$ 2,993,939

See notes to financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2006 AND 2005

MEMBERS' EQUITY, December 31, 2004	$	251,079
Net income		2,993,939
Distributions to members	(	2,825,500)
MEMBERS' EQUITY, December 31, 2005		419,518
Net income		6,709,344
Distributions to members	(	6,860,000)
MEMBERS' EQUITY, December 31, 2006	$	268,862

See notes to financial statements.

PMN

COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31 2006	Year Ended December 31 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,709,344	$ 2,993,939
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,676	5,816
Bad debt expense	-	120,000
Decrease (increase) in accounts receivable	145,460	(255,223)
Decrease (increase) in other assets	2,709	(11,900)
Increase (decrease) in accounts payable	9,813	(10,178)
Decrease in accrued expenses	(1,325)	(11,391)
Total adjustments	166,333	(162,876)
Net cash provided by operating activities	6,875,677	2,831,063
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of office furniture and equipment	(19,582)	(24,397)
Net cash used by investing activities	(19,582)	(24,397)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(6,860,000)	(2,825,500)
Net cash used by financing activities	(6,860,000)	(2,825,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,905)	(18,834)
CASH AND CASH EQUIVALENTS, beginning of the year	53,058	71,892
CASH AND CASH EQUIVALENTS, end of the year	$ 49,153	$ 53,058

See notes to financial statements.

PMN

COVINGTON ASSOCIATES LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

A. Organization and Nature of Business:

Covington Associates LLC (the Company) was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Office furniture and equipment:

The Company records office furniture and equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

B. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes and, therefore, the financial statements do not include a provision for income taxes.

C. Commitments:

The Company occupies office space in Boston, Massachusetts under a lease agreement which expires in May, 2009. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs.

Future minimum lease payments required under the operating lease are as follows:

Year Ending December 31:		
2007	$	133,704
2008		135,504
2009		56,773
	$	325,981

Rental expense charged to operations on this lease amounted to $145,121 and $130,404 for the years ended December 31, 2006 and 2005, respectively.

C. Commitments - (continued):

The Company has a noncancelable operating lease for equipment which will expire in April, 2007. Future minimum lease payments required under the operating lease are $2,082 for 2007.

Rental expense charged to operations on this lease amounted to $10,553 and $13,136 for the years ended December 31, 2006 and 2005, respectively.

D. Employee Benefits:

The Company had sponsored a non-contributory defined benefit pension plan for employees who had met certain service requirements. During 2005, the Company froze the plan and no further contributions will be made to that plan. During 2005, the Company sponsored a 401(K) Plan. The 401(K) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. Company contributions amounted to $16,564 and $16,260 during the years ended December 31, 2006 and 2005, respectively.

E. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $9,816, which was $4,816 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.0 to 1.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Covington Associates LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 28, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 28, 2007

PMN

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

NET CAPITAL:		
Total Members' equity qualified for net capital	$	268,862
Deductions:		
Non-allowable assets:		
Accounts receivable	(	172,834)
Other assets	(	41,718)
Office furniture and equipment - net	(	44,494)
	(	259,046)
NET CAPITAL	$	9,816
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	39,337
TOTAL AGGREGATE INDEBTEDNESS	$	39,337
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,622
Excess net capital	$	4,816
Excess net capital at 1,000%	$	5,882
Ratio: Aggregate indebtedness to net capital		4.0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

There are no differences between the amounts reported by the Company in Part II of the unaudited Form X-17A-5 as of December 31, 2006 and the amounts above.

COVINGTON ASSOCIATES LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Special account for the exclusive benefit of customers maintained.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Covington Associates LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 28, 2007

END

PMN